:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-32915

CUSIP NUMBER 300 349 107

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-SAR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

EvergreenBancorp, Inc.
Full Name of Registrant

Former Name if Applicable

1111 3rd Avenue, Suite 2100
Address of Principal Executive Office (Street and Number)

Seattle, WA. 98101
City, State, and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III — NARRATIVE

EvergreenBancorp, Inc. (“the Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (“Form 10-Q”). The Registrant has determined that it is unable to timely file its Form 10-Q and expects that it will be able to file within the five-day extension permitted by the rules of the U. S. Securities and Exchange Commission.

The Company continues to assess its loan portfolio and the appropriate allowance for loan losses. For the quarter ended June 30, 2009, the Company expects to report a net loss in excess of $19 million, which is primarily due to additional provision for loan losses for the quarter ended June 30, 2009 due to the continuing deterioration of the loan portfolio including increasing non-performing loan levels, decreasing collateral values on impaired assets, and net charge-offs for the quarter of approximately $9.2 million.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about management’s plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Bancorp’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements, including those set forth in this report, or the documents incorporated by reference:

•	the risks associated with lending and potential adverse changes in credit quality;

•	increased loan delinquency rates;

•	the risks presented by a continued economic slowdown, which could adversely affect credit quality, loan collateral values, investment values, liquidity levels, and loan originations;

•	changes in market interest rates, which could continue to adversely affect our net interest income and profitability;

•	legislative or regulatory changes that adversely affect our business or our ability to complete pending or prospective future acquisitions;

•	reduced demand for banking products and services;

•	competition from other financial services companies in our markets; and

•	Bancorp’s success in managing risks involved in the foregoing.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company’s filings with the SEC under “Forward-Looking Statements,” “Risk Factors” or similar headings. Please take into account that forward-looking statements speak only as of the date of this report or documents incorporated by reference. Bancorp does not undertake any obligation to publicly correct or update any forward-looking statement if we later become aware that it is not likely to be achieved.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gordon D. Browning	206	628-4250
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EVERGREENBANCORP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 17, 2009	By	/s/ Gordon D. Browning
Gordon D. Browning Executive Vice President and Chief Financial Officer